U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   King, Gregory C.
   7990 West IH 10
   San Antonio, TX  78230
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and General Counsel

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.01 par valu|01/29/|M   | |1,200             |A  |n/a        |                   |      |                           |
e                          |98    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/29/|F   |V|                  |D  |$          |                   |      |                           |
e                          |98    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/29/|A(1)|V|2,700             |A  |$31.25     |                   |D     |                           |
e                          |98    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |327.788            |I(2)  |401(k) Plan                |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Performance Shares (Se|(3)     |01/29|M   | |1,200      |D  |(3)  |01/23|Common Stock|1,200  |n/a    |1,600       |D  |            |
ttlement)             |        |/98  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Performance Shares (Aw|(4)     |01/29|A   |V|3,000      |A  |(4)  |01/29|Common Stock|3,000(4|n/a    |3,000       |   |            |
ard)                  |        |/98  |    | |           |   |     |/01  |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Award of restricted stock under the Valero Energy Corporation Executive Stock Incentive Plan.
(2) The information presented is based on plan balances as of December 31, 1997. The information does not reflect transactions and holdings subsequent to the date that are eligible for deferred reporting on Form 5.
(3) Vesting of 1/3 of prior perforance award at 150 percent of the performance shares.
(4) Award of performance shares under the Valero Energy Corporation Executive Stock Incentive Plan. The performance shares vest incrementally over a three year period and are payable in common stock in amounts ranging from zero to 200 percent of the performance shares.